UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-40432

NOTIFICATION OF LATE FILING	CUSIP NUMBER 89904V 101

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: July 2, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Tuesday Morning Corporation
Full Name of Registrant
Former Name if Applicable 6250 LBJ Freeway
Address of Principal Executive Office (Street and Number) Dallas, Texas 75240
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tuesday Morning Corporation (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended July 2, 2022 (the “Annual Report”) by the September 15, 2022 filing date. Since May 2022, the Company has experienced a rapid deterioration in its financial condition. As previously disclosed, in July 2022, the Company entered into an amendment to accelerate the borrowing of an additional $5 million under its term loan facilities. The Company also has engaged in an extensive process over the last three months to obtain additional financing to support the Company’s capital needs.

As described in the Company’s Current Report on Form 8-K filed on September 9, 2022 (the “Form 8-K”), the Company entered into an agreement on September 9, 2022 for a financing transaction that would raise $35 million through an issuance of convertible debt securities. The financing transaction, if completed, will result in a change of control of the Company. The Nasdaq Stock Market rules would normally require stockholder approval prior to closing the transaction; however, the Company requested and has received a financial viability exception to the stockholder approval requirement pursuant to Nasdaq Stock Market Rule 5635(f). The financial viability exception allows an issuer to issue securities upon prior written application to Nasdaq when the delay in securing stockholder approval of such issuance would seriously jeopardize the financial viability of the company.

As a result of the Company’s efforts towards reaching an agreement and closing on a financing transaction to address the Company’s liquidity needs, the Company requires additional time to finalize the financial statements and related information included in the Annual Report. Further, management cannot complete its assessment of the Company’s ability to continue as a going concern until the financing transaction has been completed.

The Company intends to file the Annual Report as soon as practicable within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Marc D. Katz	972	387-3562
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company’s results for the fiscal year ended July 2, 2022 (“fiscal 2022”) will reflect significant changes from the prior fiscal year (“fiscal 2021”). In fiscal 2021, the Company reported net income of $2.9 million, which was primarily driven by a gain of $60.0 million on reorganization items in connection with the Company’s emergence from Chapter 11 bankruptcy proceedings in fiscal 2021. No similar gains will be reflected in the fiscal 2022 financial statements. While the Company expects to report an increase of approximately $59.0 million in sales and a reduction of approximately $3.3 million in selling, general administrative expenses in fiscal 2022, those items will be more than offset by an expected increase of approximately $73.2 million in cost of sales which was negatively impacted by higher supply chain and transportation costs. As described in the Company’s press release dated July 29, 2022, the Company’s comparable store sales performance weakened in the fourth quarter of fiscal 2022. These anticipated results are based on management’s current estimates and are still under review and subject to change. Following completion of the financing transaction described above, the Company currently expects to finalize and announce operating results for fiscal 2022 on or about September 23, 2022.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are based on management’s current expectations, estimates and projections. Forward-looking statements include statements regarding the anticipated closing of the financing transaction, the anticipated timing of announcement of the Company’s financial results for fiscal 2022 and the Company’s expectations with respect to its results of operations for fiscal 2022. The forward-looking statements in this press release are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

These risks and uncertainties include, but are not limited to, the following: any inability to satisfy the conditions to closing of the financing transactions described in this Form 12b-25 or any failure by the purchasers to purchase the securities; any further adjustments to the Company’s financial statements as such financial statements are finalized; and the other risks and uncertainties more fully described in Item 1A “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and Quarterly Report on Form 10-Q for the quarter ended April 2, 2022. Except as may be required by law, the Company disclaims obligations to update any forward-looking statements to reflect events and circumstances after the date on which the statements were made or to reflect the occurrence of unanticipated events.

Tuesday Morning Corporation
(Name of Registrant as Specified in Charter)

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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 16, 2022	By:	/s/ Marc D. Katz
Marc D. Katz

Executive Vice President, Principal and Chief Operating Officer and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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